SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: May 24, 2011

EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

FOR IMMEDIATE RELEASE

EZchip Discloses Product Details of
Its NP-5 200-Gigabit Network Processor

Yokneam, Israel, May 24, 2010 -- EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in Ethernet network processors, is disclosing product details of its NP-5 network processor. NP-5 is a 200-Gigabit network processor (NPU) with integrated 200-Gigabit traffic management for building ultra-dense 10GE, 40GE and 100GE port line cards in switches and routers. The NP-5, currently in design, will provide a natural scale-up path for customers that use EZchip’s NP-4 100-Gigabit processor. NP-4 has secured design wins among most of the leading Carrier Ethernet Switch Router (CESR) equipment vendors and NP-5 has already started to gain important wins among these customers. EZchip will present the NP-5 at the Linley Tech Carrier Conference, June 7-8, 2011 in San Jose, California.

The NP-5 extends the integration of NP-4 to further solidify EZchip’s high-speed NPU market leadership, by offering unprecedented 200-Gigabit programmable packet processing and traffic management in a single chip. Furthermore, the NP-5 provides full backward code compatibility with the NP-4 offering customers a smooth path to double their line-card bandwidth and port density with minimal software efforts. While the NP-4, which is manufactured in a 55nm process, is scheduled to move to mass production in the second half of 2011, the NP-5 will be manufactured in a 28nm process and is scheduled to sample at the end of 2012.

“As the industry’s first disclosed 200Gbps network processor, the NP-5 reinforces EZchip’s technology and market leadership,” said Bob Wheeler, senior analyst at The Linley Group. “The NP-5 also demonstrates the scalability of EZchip’s architecture, which now spans a huge range of price/performance points.”

“Through technological innovations and optimized architecture, the NP-5 continues our push to provide solutions that enable customers to multiply the port count and bandwidth as well as enhance the functionality of their line cards, while reducing their overall cost,” said Amir Eyal, Vice President Business Development of EZchip Semiconductor. “Our customers view the NP-5 as the natural progression of their NP-4 based CESR platforms. As with NP-4, we believe the NP-5 will provide a significant time to market advantage over alternative solutions as our customers will be able to reuse their massive NP-4 software investments.”

The NP-5 will provide unprecedented integration and enable building routers and switches for Carrier Ethernet networks as well as data centers with exceptional density and functionality. The NP-5 will enable line cards that feature multiple 40 and 100-Gigabit ports as well as dozens of 10-Gigabit ports. Through its versatility and rich feature set, the NP-5 will serve a wide variety of carrier and data center applications.

NP-5 highlights include:

•	200-Gigabit programmable packet processing

•	Integrated 200-Gigabit hierarchical traffic management

•	Ethernet ports with integrated MACs supporting 48x10-Gigabit / 12 x 40-Gigabit / 4x100-Gigabit interfaces or combinations thereof

•	Enhanced memory management for lookup tables, packet buffering and statistics, all using commodity DDR3 devices for minimized cost and power

•	Integrated fabric adaptor for interfacing to Ethernet-based switch-fabrics and 10GBase-KR links for direct connection to the system’s backplane

•	Power management for minimizing line card and system power dissipation

•	Enhanced support for video streams and IPTV

•	On-chip control CPU for host CPU offload

•	Operations, Administration and Management (OAM) processing offload

•	Synchronous Ethernet and IEEE1588v2 offload for Circuit Emulation Services

•	IP reassembly for advanced packet processing offload

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Contact:
Daureen Green, Marketing Communications
dgreen@ezchip.com, Tel: +972-4-959-6677

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